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                           May 7, 2020

       Shawn K. Singh
       Chief Executive Officer
       VistaGen Therapeutics, Inc.
       343 Allerton Avenue
       South San Francisco, California 94080

                                                        Re: VistaGen
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 1, 2020
                                                            File No. 333-237968

       Dear Mr. Singh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Irene
Paik at 202-551-6553 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jessica R. Sudweeks,
Esq.